June 15, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Gabriel Eckstein Barbara C. Jacobs

RE:	Alarm.com Holdings, Inc.
Registration Statement on Form S-1 Filed May 22, 2015 File No. 333-204428

Ladies and Gentlemen:

On behalf of our client, Alarm.com Holdings, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2015 (the “Comment Letter”), relating to the above referenced publicly filed Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comment set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “S-1”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the S-1 and a copy marked to show all changes from the Registration Statement filed on June 11, 2015.

Set forth below is the Company’s response to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the S-1. Capitalized terms used but not defined herein are used herein as defined in the S-1.

Summary Consolidated Financial and Other Data, page 13

1.	Regarding the SaaS and license revenue renewal rates, please expand footnote (4) to clarify that because your subscribers typically have three to five year contracts, the revenue renewal rate metric includes revenue from subscribers whose contracts are not up for renewal. If similar methodology is not used by other companies in your industry, this should be made clear. Also clarify that this metric is not reflective of the rate at which subscribers renew at the end of their contract. Similarly expand the risk factor at the bottom of page 23 and the “Key Metrics” discussion on page 60.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16, 25, 58 and 62 accordingly.

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Please fax any additional comment letters concerning the S-1 to (617) 937-2400 and direct any questions or comments concerning the S-1 or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Stephen Trundle

Jennifer Moyer